GLOBAL ENGINEERED SOLUTIONS

KAYDON CORPORATION

Suite 300, 2723 South State Street

Ann Arbor, MI 48104

T. 734-747.7025

F. 734.747.6565

www.kaydon.com

September 26, 2013

Peggy Kim

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Kaydon Corporation

Schedule 14D-9

Filed September 16, 2013

File No.: 5-36006

Dear Ms. Kim

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2013 with respect to Kaydon Corporation’s (the “Company”) Schedule 14D-9 (the “Schedule 14D-9”) filed on September 16, 2013.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

In addition, we are hereby filing Amendment No. 1 (“Amendment No.1”) to the Schedule 14D-9. Amendment No. 1 revises the Schedule 14D-9 to reflect our responses to the comments from the Staff. We have enclosed a courtesy package, which includes four copies of Amendment No. 1.

Schedule 14D-9

1. We note that the bidder may effectuate the merger pursuant to Section 251(h) or 253 of the DGCL. Please revise to describe how these different options for effecting the squeeze out of Kaydon shares affect the rights of minority shareholders, if at all, including any differences with respect to how appraisal rights are perfected.

Response: In response to this comment, the Company has included additional disclosure in its Schedule 14D-9 under the heading “Additional Information—Merger Without a Vote” on page 34.

Appraisal Rights, page 35

2. Please revise to further describe how security holders may exercise appraisal rights, including whether the bidder or Kaydon will provide additional notice describing those rights under the DGCL and the timeframe for perfecting any appraisal rights.

Response: In response to this comment, the Company has included additional disclosure in its Schedule 14D-9 under the heading “Additional Information—Appraisal Rights” on page 35.

*         *         *

Additionally, as requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact the undersigned at (734) 680-2035, or our legal counsel, Elizabeth Noe at Paul Hastings LLP at (404) 815-2287.

Sincerely,

/s/ Debra K. Crane
Name: Debra K. Crane
Title: Vice President, Administration and Secretary